FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012  AND 2013

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
UNAUDITED
ASSETS		At	At
		December	December
	Note	31, 2012	31, 2013
		S/.000	S/.000
Current assets
Cash and cash equivalents		780,114	959,415
Available-for-sale financial asset		5,005	88,333
Trade accounts receivable		444,593	509,525
Outstanding work in progress		525,251	984,090
Accounts receivable from related parties	8	49,761	83,850
Other accounts receivable		436,451	547,212
Inventories		747,416	762,797
Prepaid expenses		22,839	25,685
Assets classified as held for sale			21,474
Total current assets		3,011,430	3,982,381

Non-current assets
Long-term trade accounts receivable		305,887	591,917
Other long-term accounts receivable		87,484	38,151
Investments in associates	9	37,446	87,976
Property investment		35,972	36,945
Property, plant and equipment	10	938,093	943,470
Intangible assets	10	505,108	496,527
Derivative financial instruments		128	-
Deferred income tax asset		71,078	135,521
Total non-current assets		1,981,196	2,330,507

		4,992,626	6,312,888

LIABILITIES AND STOCKHOLDERS' EQUITY
		At	At
		December	December
	Note	31, 2012	31, 2013
		S/.000	S/.000
Current liabilities
Borrowings	11	452,819	456,896
Trade accounts payable		937,287	991,400
Accounts payable to related parties	8	42,734	25,585
Current taxes		158,834	159,235
Other accounts payable		1,015,129	745,094
Other provisions	12	11,312	8,895
Total current liabilities		2,618,115	2,387,105

Non-current liabilities
Borrowings	11	392,655	338,926
Long-term commercial accounts payables		-	2,157
Other payables accounts		52,776	205,397
Other provisions	12	51,315	45,508
Derivative financial instruments		18,696	3,911
Deferred income tax liability		82,179	132,866
Total non-current liabilities		597,621	728,765
Total liabilities		3,215,736	3,115,870

Equity	13
Capital		558,284	660,054
Legal reserve		107,011	111,657
Premium in stock issuance		6,656	1,026,222
Unrealized result		(3,716)	21,931
Retained earnings		723,972	947,312
Equity attributable to controlling interest in the Company		1,392,207	2,767,176
Non-controlling interest		384,683	429,842
Total equity		1,776,890	3,197,018

		4,992,626	6,312,888

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
UNAUDITED		For the year	For the year
		ended	ended
	Note	2012	2013
		S/.000	S/.000

Income from valuation of work		3,341,539	3,820,208
Income from services provided		1,536,275	1,748,128
Sale of goods and others		354,071	398,979
		5,231,885	5,967,316

Cost of works	14	(2,969,687)	(3,353,697)
Cost of services provided	14	(1,335,092)	(1,349,850)
Cost of goods and others sold	14	(215,040)	(259,109)
		(4,519,819)	(4,962,656)
Gross profits		712,066	1,004,660

Administrative expenses	14	(257,180)	(361,792)
Other income		75,944	31,056
Profit from the sale of investments
Other (losses) gains, net		(277)	(577)
Operating profit		530,553	673,347

Financial expenses		(297,975)	(569,637)
Financial income		287,644	457,031
Interest in profit of associate
under the equity method of accounting		604	33,562
Profit before income tax		520,826	594,303
Income tax	15	(154,575)	(182,430)
Profit for the year		366,251	411,873

Other comprehensive income:
Cash flow hedge, net of taxes		(2,369)	3,733
Actuarial losses, net of taxes		(3,678)	(6,121)
Translation adjustment		(2,019)	3,486
Total comprehensive income		(8,066)	1,098
Comprehensive income for the year		358,185	412,971

Profit attributable to:
Controlling interest in the Company		289,954	319,680
Non-controlling interest		76,297	92,193
		366,251	411,873
Comprehensive income attributable to:
Company controlling shareholders		282,870	340,736
Non-controlling interest		75,315	91,295
		358,185	432,031

Attributable profit		289,954	319,680

Weighted average number of shares in issue
at S/.1.00 each at September 30)		558,284,190	660,053,790

Basic and diluted earning per share (S/.)		0.519	0.525

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
UNAUDITED

	For the year ended
	2012	2013
	S/.000	S/.000

Profit for the year	366,251	411,873

Comprehensive income:
Cash flow hedge, net of taxes	(2,369)	3,733
Actuarial losses, net of taxes	(3,678)	(6,121)
Changes in the active value available for sale	-	19,060
Translation adjustment	(2,019)	3,486
Total comprehensive income	(8,066)	20,158
Comprehensive income for the year	358,185	432,031

Comprehensive income attributable to:
Company controlling shareholders	282,870	340,736
Non-controlling interest	75,315	91,295
	358,185	432,031

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012
UNAUDITED		Attributable to the Company's controlling shareholders
				Premium	Other
	Número		Legal	for issue	comprehensive	Retained		Non-controlling
	de acciones	Capital	reserve	of shares	income	earnings	Total	interest	Total
	En miles	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Balances at January 1 , 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086
Profit for the year	-	-	-	-	-	289,954	289,954	76,297	366,251
Cash flow hedge	-	-	-	-	(2,251)	-	(2,251)	(118)	(2,369)
Actuarial losses, net of taxes		-	-	-		(3,678)	(3,678)	-	(3,678)
Translation adjustment	-	-	-	-	(1,155)	-	(1,155)	(864)	(2,019)
Comprehensive income for the year	-	-	-	-	(3,406)	286,276	282,870	75,315	358,185
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	(86,722)	(86,722)		(86,722)
- Dividend distribution of subsidiaries							-	(37,512)	(37,512)
- Legal Reserve			28,907			(28,907)	-		-
- Contribuitions of non-controlling interest	-	-	-	-	-		-	26,096	26,096
- Subsidiaries constitucion	-	-	-	-	-	-	-	5,750	5,750
- Acquisition of Survial				364			364	(4,757)	(4,393)
- Acquisition of Subsidiaries	-	-	-	-	-	-	-	41,704	41,704
- Debt capitalization							-	12,232	12,232
- Sale of non-controlling interest				291			291	902	1,193
- Capitalization	-	167,485	-	-	-	(167,485)	-	-	-
- Sale and purchase of treasury shares	-	140	-	1,292	-	-	1,432	-	1,432
- Consolidation of subsidiary - LQS	-	-	-	-	-	-	-	-	-
- Other	-	171	-	(171)	-	4,951	4,951	889	5,840
Total transactions with shareholders	-	167,796	28,907	1,776	-	(278,163)	(79,684)	45,303	(34,381)
Balances at December 31, 2012	558,284	558,284	107,011	6,656	(3,716)	723,973	1,392,208	384,682	1,776,890

Balance at January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	384,683	1,776,890
Net profit for the year						319,680	319,680	92,193	411,873
Cash flow hedge		-	-	-	3,546	-	3,546	187	3,733
Actuarial losses, net of taxes		-	-	-		(4,591)	(4,591)	(1,530)	(6,121)
Translation adjustment		-	-	-	3,041	-	3,041	445	3,486
Change in value of available-for-sale financial assets					19,060		19,060		19,060
Comprehensive income for the year		-	-	-	25,647	315,089	340,736	91,295	432,031
Transactions with shareholders:
Transfer to legal reserve		-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution		-	-	-	-	(86,986)	(86,986)		(86,986)
- Dividend distribution of subsidiaries							-	(51,794)	(51,794)
- Contribuitions of non-controlling interest		-	-	-	-	-	-	34,774	34,774
- Acquisition of non-controlling interest of DSD							-	15,701	15,701
- Acquisition of non-controlling interest		-	-	(35,923)	-		(35,923)	(27,916)	(63,839)
Adjustment of non-controlling interest by Goodwill change					-	(117)	(117)	2,475	2,358
- Deconsolidation of subsidiary		-	-	-	-	-	-	(19,377)	(19,377)
- Capital Increase	101,770	101,770		1,103,863			1,205,633	-	1,205,633
- Costs related to the issuance of shares		-	-	(48,374)	-	-	(48,374)	-	(48,374)
Total transactions with shareholders		101,770	4,646	1,019,566	-	(91,749)	1,034,233	(46,137)	988,097
Balances at December 31, 2013	660,054	660,054	111,657	1,026,222	21,931	947,312	2,767,176	429,841	3,197,018

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED
	For the year ended
	2012	2013
	S/.000	S/.000

CASH FLOWS OPERATING ACTIVITIES
Profit before taxes	520,826	594,303
Adjustment to net results not affecting cash flows
from operating activities
Depreciation	173,018	187,428
Amortization of other assets	71,485	77,974
Impairment for obsolescence	9,822	2,239
Impairment of accounts receivables	2,719	110
Impairment of other provisions		774
Write-off of other provisions	(67,556)	(14,556)
Provision expenses	-	15,084
Share of the profit in associates	-
under the equity method	(604)	(33,563)
Gains from sales of property, plant and equipment	(1,261)	(734)
Profit in associates investment sales	-	(5,722)
Foreign exchange losses on operating activities	-
Net changes in assets and liabilities:
Increase (decrease) in trade accounts receivable	(49,909)	(766,303)
Decrease in other accounts receivable	(346,429)	(47,622)
Increase (decrease) in accounts receivable from related parties	(24,451)	(34,089)
Decrease in inventories	(196,643)	(21,071)
(Decrease) increase in prepaid expenses and other assets	21,644	693
(Decrease) increase in trade accounts payable	224,935	57,970
(Decrease) increase in other accounts payable	373,637	(143,208)
(Decrease) increase in other payables to related parties	23,069	(14,677)
Decrease in current income tax	(159,408)	(197,378)
Decrease in other provisions	(3,759)	(16,269)
Payment for purchase of intangibles - Concessions	(28,406)	(2,329)
Net cash applied to operating activities	542,729	(360,945)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment sales in associates	-	6,800
Sale of property, plant and equipment	23,471	15,861
Dividends received	2,057	4,688
Payment for purchase of properties investment	(956)	(2,974)
Assets available for sale	342	(56,100)
Payment for purchase of intangibles	(10,851)	(23,731)
Payment for purchase of investments (Note 18)	(133,648)	(88,343)
Payment for purchase of fixed assets	(280,402)	(201,439)
Net cash applied to investing activities	(399,987)	(345,238)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans received	610,399	1,351,130
Amortization of loans received	(490,398)	(1,378,359)
Payment of interest	(46,659)	(61,013)
Dividends paid to non-controlling interest	(86,723)	(86,986)
Dividends paid to controlling interest	(37,512)	(51,793)
Acquisition of interest in subsidiary in non-controlling interest Vial y Vives	-	-
Acquisition of interest in subsidiary in non-controlling interest	(4,393)	(63,838)
Capital contribution in La Chira	5,750	-
Capital contribution of non-controlling shareholders	26,096	34,774
Sale and purchase of treasury shares	1,193	-
Capital Increase	-	1,147,418
Costs related to the issuance of shares	1,432	-
Net cash provided to financing activities	(20,815)	891,334
Net decrease in cash	121,927	185,151
Cash (outflows) inflows from consolidation	-	(5,850)
Exchange losses on cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the year	658,187	780,114
Cash and cash equivalents at the end of the year	780,114	959,415

Non-cash transactions:

Acquisition of assets under finance lease	56,035	43,812
Capitalization	167,485
Debt capitalization	12,232	7,989
Effect of Stracon GyM consolidation	24,994
Desconsolidation SEC -LQS and La Chira		(19,943)

The accompanying notes on pages 6 to 24 are an integral part of the condensed interim consolidated financial statements.

UN AUDITED
(All the amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012 (UNAUDITED) AND 2013

1	GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of December 31, 2013 have been prepared and authorized for issuance by the Chief Financial Officer on January 30, 2014.

a)   Issuance of new common shares -

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings and as a result capital increased from S/.390,798,933 to S/.558,284,190. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings and as a result capital increased from S/.390,798,933 to S/.558,284,190. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, by resolution of General Meeting of March 26, 2013, as well as agreements adopted at meetings of the Board May 30, July 23 and August 22 of 2013,  it was agreed the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), increasing the capital sum from S/.558,284.190 to S/.660,053.790.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674.420 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS´s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4, 095.180 common shares and ADS´s 819.036 (issued at 5 shares per ADS rate).

At December 31, 2013, a total of 265,877,310 shares are represented at ADSs (equivalent to 53,175,462 ADSs at 5 shares per ADS).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares amounted to S/.1,055,487,451 (net of commissions and other related costs for S/.38,535,749) was recorded in the additional paid-in capital caption of the consolidated statement of changes in equity.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the nine -month period ended December 31, 2013 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction  with the annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used  in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2012, except for income taxes, which for the interim period  have been recognized  applying the tax rate that would be applicable for 2013.

IFRS and amendments to IFRS applicable for the first time for the period covered in these interim financial statements. -

New IFRS or amendments to IFRS mandatory from January 1, 2013 have been considered by the Group in the preparation of these interim consolidated financial statements; however, they have not resulted in changes in the prior-year accounting policies. Major new IFRS  or amendments to IFRS relevant to the Group activities are as follows:

●
IFRS 7, ‘Financial instruments: Disclosures’ as amended in October 2010. The IASB modified the disclosures required so that the users of the financial statements may assess the risk exposure related to financial asset transfers and the effect of these risk on the entity’s financial position. This standard did not result in significant changes in the disclosures in the interim consolidated financial statements.

●	IFRS 10, “Consolidated financial statements” – The application of this standard has not resulted in changes in the consolidation criteria applied by the Group.

●
IFRS 11, “Joint arrangements” – The application of this standard has not resulted in changes in the  criteria  applied by the Group  in the recognition of interests in joint arrangements. Until 2012, the Group’s interest in these types of arrangements, mostly joint operations, were recognized as joint operations within the scope of IAS 31. As a result of the assessment of the assets and obligations for the liabilities arising from contracts, the Group has arrived at the conclusion that its interest in those contracts continue to be classified as  joint operations. Therefore, the Group recognizes in its financial statements its share in the assets, liabilities, revenues and expenses of this type of contracts.

●	IFRS 12, “Disclosures of interests in other entities”. This standard did not result in significant changes in the disclosures in interim consolidated financial statements.

●
IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. See changes in disclosures in interim consolidated financial statements in note 4.3.

●
Amendment to IAS 1, ‘Presentation of financial statements’ relating to other comprehensive income. The major change resulting from this amendment is the requirement for entities to group the items of “other comprehensive income” (OCI) depending on whether they are reclassifiable or not to the statement of comprehensive income. See changes on disclosures in OCI.

●
IAS 19, ‘Employee benefits’ was amended in December 2011 by the IASB. The amendments eliminate the corridor approach and recognize financial expenses on a net basis. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

●
IAS 28, ‘Investments in Associates and Joint Ventures’. It was amended in May 2011 by the IASB. The new standard includes guidelines to recognize joint ventures and associates under the equity method. The adoption of this standard did not result in significant changes in the disclosures in interim consolidated financial statements nor have a material impact on the Group's financial position or performance.

4	FINANCIAL RISK MANAGEMENT

4.1  Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2012.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

4.1.1  Market risk

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2  Credit risk

Compared to year end,the Group has no exposure to any new relevant credit risk.

4.1.3  Liquidity risk

Compared to year end,  no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the long-term debt relating to a syndicated loan which matures in 2018 (Note 11); the proceeds of this debt were used to repay a short-term loan and to finance investment activities of subsidiary GyM Ferrovías.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over
	year	years	years	5 years	Total
	S/.000	S/.000	S/.000	S/.000	S/.000
As of December 31, 2012
Borrowing (except for finance leases)	343,072	82,980	62,992	25,440	514,484
Finance leases liabilities	124,709	103,373	130,246	22,119	380,447
Trade accounts payable	930,559	-	-	-	930,559
Other accounts payable	181,713	38,135	-	-	219,848
Trading and net settled derivative
financial instruments (interest rate swaps)	14,932	3,764	-	-	18,696
Accounts payable to related parties	42,734	-	-	-	42,734
	1,637,719	228,252	193,238	47,559	2,106,768

As of December 31, 2013
Borrowing (except for finance leases)	365,822	118,347	64,698	-	548,867
Finance leases liabilities	116,688	81,501	87,829	22,913	308,931
Trade accounts payable	985,427	8,130	-	-	993,557
Other accounts payable	215,413	28,745	2,166	2,354	248,678
Trading and net settled derivative
financial instruments (interest rate swaps)	1,773	2,138	-	-	3,911
Accounts payable to related parties	25,585	-	-	-	25,585
	1,710,708	238,861	154,693	25,267	2,129,529
(*) Includes interest.

4.2  Capital management

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2013 the presentation of an indebtedness analysis was not required considering that the cash and cash equivalents were higher than the financial obligations.   On the contrary, as of December 31, 2012, given that the company financial obligations were significant, the indebtedness analysis is show as follows:

As of December 31, 2012 and December 31, 2013 the gearing ratio was as follows:

	December 31,	December 31,
	2012	2013
	S/.000	S/.000

Total borrowing	845,474	795,822
Less: Cash and cash equivalents	(780,114)	(959,415)
Net debt	65,360	163,593
Total equity	1,776,890	3,197,018
Total capital	1,842,250	3,033,425

Gearing ratio	0.04	0.00

4.3  Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments.  The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the twelve-month period ended December 31, 2013 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value.  The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
	S/.000	S/.000	S/.000	S/.000

Liabilities:
Derivative financial instruments - Cash flow hedging	-	3,911	-	3,911
Total liabilities	-	3,911	-	3,911

There were no transfers between Levels 1, 2 and 3 during the period.

Valuation techniques used to derive Level 2 fair values -

Level 2 hedging derivatives comprise forward foreign exchange contracts and interest rate swaps. These forward foreign exchange contracts have been fair valued using forward exchange rates that are quoted in an active market. Interest rate swaps are fair valued using forward interest rates extracted from observable yield curves. The effects of discounting are generally insignificant for Level 2 derivatives.

Group’s valuation processes -

The Corporate General Manager reviews the fair value of derivatives instruments by using the information provided by local financial institutions. Management performs this review at each reporting date. This information is reviewed at first by subsidiaries’ management, and subsequently by the Corporate General Manager.

The Group has its financial instruments only in Level 2.

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2012.

6	SEASONALITY OF OPERATIONS

The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the year.

7	SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

Assets and liabilities by operating segments

	Engineering	Infrastructure						Parent
As of December 31, 2012	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Assets -	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Current assets
Cash and cash equivalents	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114
Available-for-sale financial asset	-	-	-	-	-	-	-	5,005	-	5,005
Trade accounts receivable	181,107	26,922	6,560	20	43,692	19,336	166,895	61	-	444,593
Outstanding work in progress	417,073		11,722	15,029			81,427			525,251
Accounts receivable from related parties	67,913	-	300	159	134	4,867	52,243	304,812	(380,667)	49,761
Other accounts receivable	306,744	16,783	17,970	6,326	-	13,479	40,444	34,705	-	436,451
Inventories	145,301	8,287	-	6,419	-	523,722	64,048	1,392	(1,753)	747,416
Prepaid expenses	5,882	1,309	583	7,220	-	1,589	5,149	1,107	-	22,839
Total current assets	1,547,352	83,951	127,779	63,485	43,894	635,997	495,493	395,573	(382,094)	3,011,430

Long-term trade accounts receivable	-	-	-	305,887	-	-	-	-	-	305,887
Other long-term accounts receivable	11,256	14,696	13,833	11,206	3,720	6,803	24,274	1,696	-	87,484
Investments in associates	113,601	-	-	-	-	17,151	2	801,824	(895,132)	37,446
Property investment	-	-	-	-	-	35,972	-	-	-	35,972
Property, plant and equipment	539,018	205,853	2,034	3,365	-	4,470	109,259	76,317	(2,223)	938,093
Intangible assets	197,205	95,283	146,186	7,830	2,406	772	24,461	14,855	16,110	505,108
Derivative financial instruments	-	-	-	-	-	128	-	-	-	128
Deferred income tax asset	14,751	-	6,184	8,287	-	6,110	34,190	-	1,556	71,078
Total non-current assets	875,831	315,832	168,237	336,575	6,126	71,406	192,186	894,692	(879,689)	1,981,196
Total Assets	2,423,183	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

Liabilities -
Current liabilities
Borrowings	119,960	16,216	14,226	-	8,271	43,216	96,015	154,915	-	452,819
Trade accounts payable	663,454	21,996	744	15,111	27	70,571	163,495	1,889	-	937,287
Accounts payable to related parties	42,973	1,610	13,970	290,601	15,763	9,231	46,376	14,189	(391,979)	42,734
Current taxes	110,515	4,506	1,977	873	167	8,614	28,187	3,995	-	158,834
Other accounts payable	650,079	10,640	68,658	223	-	131,967	144,373	9,189	-	1,015,129
Other provisions		401					10,911		-	11,312
Total current liabilities	1,586,981	55,369	99,575	306,808	24,228	263,599	489,357	184,177	(391,979)	2,618,115
Borrowings	180,857	97,777	48,513	-	-	49,657	12,427	3,424	-	392,655
Other payables accounts	-	14,640	-	-	-	12,858	24,681	597	-	52,776
Other provisions	16,133	7,558	-	-	-	-	27,624	-	-	51,315
Derivative financial instruments	-	5,999	-	12,697	-	-	-	-	-	18,696
Deferred income tax liability	63,858	2,563	24	-	722	68	9,634	5,310	-	82,179
Total non-current liabilities	260,848	128,537	48,537	12,697	722	62,583	74,366	9,331	-	597,621
Total liabilities	1,847,829	183,906	148,112	319,505	24,950	326,182	563,723	193,508	(391,979)	3,215,736
Equity attributable to controlling interest in the Company	472,097	192,411	90,124	60,416	12,535	147,054	103,015	1,086,774	(772,219)	1,392,207
Non-controlling interest	103,257	23,466	57,780	20,139	12,535	234,167	20,941	9,983	(97,585)	384,683
Total liabilities and Equity	2,423,183	399,783	296,016	400,060	50,020	707,403	687,679	1,290,265	(1,261,783)	4,992,626

Assets and liabilities by operating segments

	Engineering	Infrastructure						Parent
As of December 31, 2013	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
Assets -	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Current assets
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,470	481,820	-	959,415
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Trade accounts receivable	265,544	29,527	-	4,090	-	17,938	192,382	44	-	509,525
Outstanding work in progress	734,976	6,966	14,780	31,187	37,490	-	158,691	-	-	984,090
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	354,933	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,763)	547,212
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	486	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Assets classified as held for sale	21,474	-	-	-	-	-	-	-	-	21,474
Total current assets	1,848,558	95,297	130,847	109,342	42,494	672,627	585,226	1,338,161	(840,170)	3,982,381

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	-	-	-	-	-	-	-	-
Investments in associates	153,564	7,287	-	-	-	16,298	10,454	837,889	(937,516)	87,976
Property investment	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	521,821	190,844	3,919	6,724	-	5,635	114,081	103,840	(3,395)	943,470
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,522
Intangible assets	190,410	101,978	145,711	6,450	1,151	957	18,883	15,282	15,705	496,527
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-
Total non-current assets	934,494	300,753	163,969	613,856	3,009	76,507	197,838	1,017,876	(977,795)	2,330,507
Total Assets	2,783,052	396,050	294,816	723,198	45,503	749,134	783,064	2,356,037	(1,817,964)	6,312,888

Liabilities -
Current liabilities
Borrowings	195,083	33,847	16,784	-	5,869	77,854	126,872	587	-	456,896
Trade accounts payable	751,099	19,950	7,199	9,912	281	42,484	160,104	4,217	(3,846)	991,400
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,088	3,477	2,515	81	366	3,161	30,498	2,049	-	159,235
Other accounts payable	526,995	10,882	42,891	879	-	72,617	79,049	11,781	-	745,094
Other provisions	-	4,207	-	-	-	-	842	-	3,846	8,895
Total current liabilities	1,633,638	73,240	94,961	653,382	30,573	217,609	474,978	43,562	(834,839)	2,387,105

Borrowings	127,067	86,334	39,003	-	-	52,318	31,367	2,837	-	338,926
Long-term commercial accounts payables	-	-	-	2,157	-	-	-	-	-	2,157
Long-term accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-0
Other payables accounts	124,344	-	462	-	-	9,723	69,958	910	-	205,397
Other provisions	16,922	4,668	-	-	-	-	23,919	-	-	45,508
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	113,679	453	166	-	340	7,074	5,864	3,599	1,691	132,866
Total non-current liabilities	382,012	95,018	39,631	2,358	340	97,762	160,109	7,346	(55,810)	728,764
Total liabilities	2,015,650	168,258	134,592	655,740	30,913	315,371	635,087	50,908	(890,649)	3,115,870
Equity attributable to controlling interest in the Company	622,594	211,430	120,407	50,594	14,590	152,713	125,735	2,295,245	(826,132)	2,767,177
Non-controlling interest	144,808	16,362	39,817	16,865	-	281,048	22,243	9,884	(101,184)	429,842
Total liabilities and Equity	2,783,052	396,050	294,816	723,198	45,503	749,133	783,065	2,356,037	(1,817,965)	6,312,888

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Year 2012 -
Revenues	3,524,585	287,040	123,345	73,067	41,007	240,110	1,083,323	44,654	(185,246)	5,231,885

Gross profit	408,021	110,847	53,341	(2,712)	11,155	86,706	103,935	(26)	(59,201)	712,066
Administrative expenses	(159,845)	(14,739)	(6,361)	(7,926)	(1,485)	(17,409)	(105,363)	(3,971)	59,919	(257,180)
Other income (expenses)	(1,928)	(927)	61	21		(1,711)	73,585	8,426	(1,583)	75,944
Other (losses) gains, net	1,326	(1,603)	-	-	-	-	-	-	-	(277)
Profit before interests
and taxes (EBIT)	247,574	93,578	47,041	(10,617)	9,670	67,586	72,157	4,429	(865)	530,553
Financial expenses	(179,089)	(25,041)	(16,517)	(15,278)	(6,560)	(14,469)	(29,093)	(17,009)	5,081	(297,975)
Financial income	198,755	23,277	11,354	11,287	129	12,165	24,028	15,909	(9,260)	287,644
Share of profit of investments
accounted for using the equity method	9,178	-	-	-	-	-	-	252,288	(260,862)	604
Profit before income tax (EBT)	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	255,617	(265,906)	520,826
Income tax	(87,918)	(28,457)	(12,526)	3,584	(972)	(19,967)	(5,638)	(4,235)	1,554	(154,575)
Net Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

Profit attributable to:
Controlling interest in the Company	165,116	58,029	15,800	(8,268)	1,134	12,375	50,623	250,923	(255,778)	289,954
Non-controlling interest	23,384	5,328	13,552	(2,756)	1,133	32,940	10,831	459	(8,574)	76,297
Net Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	251,382	(264,352)	366,251

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Year 2013 -
Revenues	4,075,070	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,113)	5,967,316

Gross profit	560,082	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,660
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income (expenses)	10,062	(3,851)	(35)	758	(2)	2,470	24,669	(164)	(2,851)	31,056
Other (losses) gains, net	-	290	-	157	-	(1,023)	-	-	-	(576)
Profit before interests
and taxes (EBIT)	352,217	77,764	59,820	12,560	2,965	94,186	71,358	(12,811)	15,288	673,347
Financial expenses	(318,447)	(28,534)	(22,392)	(46,477)	(47)	(27,010)	(35,235)	(95,722)	4,226	(569,637)
Financial income	291,812	14,303	17,982	20,343	17	13,227	19,382	228,408	(148,442)	457,031
Share of profit of investments
accounted for using the equity method	41,971	1,587	-	-	-	64	1,070	-	(11,130)	33,562
Profit before income tax (EBT)	367,553	65,120	55,410	(13,574)	2,935	80,468	56,575	119,875	(140,057)	594,304
Income tax	(111,348)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,430)
Net Profit for the year	256,205	45,054	40,439	(13,097)	2,054	59,041	39,920	119,094	(136,836)	411,873

Profit attributable to:
Controlling interest in the Company	211,259	41,635	26,077	(9,823)	2,054	19,154	34,296	119,192	(124,163)	319,680
Non-controlling interest	44,946	3,419	14,362	(3,274)	-	39,887	5,624	(98)	(12,673)	92,193
Net Profit for the year	256,205	45,054	40,439	(13,097)	2,054	59,041	39,920	119,094	(136,836)	411,873

No major changes occurred in total assets as compared to the amount stated in the year-ended financial statements.

There are no differences as compared to the year-ended financial statements based on segmentation or measurement of financial performance by segment.

8	FINANCIAL ASSETS AVAILABLE FOR SALE

This account comprises the investment maintained by the Company direct and indirectly on Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems. At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest of the TGP’s capital which were recognized at cost.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest on TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). Based on the fact that this transaction provided a proper reference of the fair value of the investment, the Group remeasured its previously held interest affecting other comprehensive income for S/.27.2 million, net of the income tax of S/.8.2 million.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol an indirect interest of 11.34% on TGP paying US$217 million, using a financial facility obtained from the Canada Pension Plan Investment Board (CPPIB). This facility does not bear interest and it was expected to be settled with the funds arisen from the future sale of the shares. Additionally, the parties have obtained symmetrical put and call options to sell and buy the shares and there have been imposed certain restriction to the Company for the sale of the investments and for taking its benefits (i.e. dividends) during the exercise period of the put and call options which approximates to one year. This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop infrastructure projects.

Given the features of the transaction, this has been treated as an off-balance transaction since, in substance; the Company is acting as an agent because most of the risks and economic rewards of the underlying asset are owned by CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation before CPPIB for the funds received.

On December 27, 2013 the Company announced the selling of 10.43 % of its interest in TGP to CPPIB and 0.91% to Corporación Financiera de Inversiones (CFI). If none of the existing TGP’s shareholders exercise their share acquisition rights, the Company will transfer 10.43% of its interest to CPPIB, 0.91% to CFI and will retained a 1.04 % of interest.

9	TRANSACTIONS WITH RELATED PARTIES

a)   Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2012	2013
	S/.000	S/.000

Revenue from sale of goods and services:
- Associates	49,252	4,915
- Joint operations	51,385	67,601
	100,637	72,516

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)   Balances of transactions with related parties -
	December 31,
	2012		2013
	Receivable	Payable	Receivable	Payable
	S/.000	S/.000	S/.000	S/.000

Related:
Proyectos Inmobiliarios Consultores (PICSA)	223	-	-	-
Sierra Morena	-	243	-	-
	223	243	-	-

Joint operations:
Consorcio Peruano de Conservación			15,080
Consorcio Rio Mantaro	8,974	-	3,822	-
Consorcio Grupo 12	8,699	-	-	-
Consorcio Brocal Pasco	4,711	-	1,913	41
Consorcio La Gloria	3,430	3,443	3,696	3,398
Consorcio GyM Conciviles	2,197	2,426	33,405	-
Consorcio Toromocho	1,819	3,432	62	34
Consorcio Rio Urubamba	1,790	-	2,798	-
Consorcio Tren Electrico	1,622	-	2,499	-
Consorcio Atocongo	1,650	-	712	-
Consorcio Marcona	1,600	2,168		-
Consorcio Constructor Alto Cayma	1,533	-	566	4,881
Consorcio Lima	1,232	-	312	-
Consorcio - Sermesa Zhejian	1,013	-	-	-
Consorcio Rios Pallca	975	-	3,903	-
Consorcio Norte Pachacutec	971	800	556	952
Consorcio Tiwu	963	1,716	-	-
Consorcio Vial Ipacal	694	700	283	-
Consorcio Terminales	628	-	4,294	-

Consorcio Vial Quinua	561	4,422	37	1,315
Consorcio CAM Lima	458	231	-	-
Consorcio Sermesa	405	-	-	-
Consorcio Pacifico	280	-	-	-
Consorcio Vial Sullana	348	341	470	-
Consorcio La Zanja	309	349	-	-
Consorcio Ancon Pativilca
(consolidada con CONCAR)	303	1,054	-	-
Consorcio Ferrovias Argentina	-	7,118		8,771
Consorcio La Chira	-	7,868		51
Consorcio Alto Cayma	-	942	5,557	666
Constructores Transmantaro	-	677	142	-
Consorcio GyM Cosapi	-	321	-	-
Comerciales Sur	-	-	206	-
Consorcio Proyecto Chiquintirca	-	-	134	-
Consorcio GyM - Stracon	-	-		135
Consorcio Ingenieria y Construcción Bechtel	-	-	-	3,924
Consorcio Vial Sur	-	-	737	-
Consorcio JV PAnamá	-	-	1,323	-
Other	2,065	962	1,343	830
	49,230	38,970	83,850	24,998

Other related parties:
Besco	-	2,155	-	587
El Condor Combustibles	-	1,366	-	-
Other minor	308	-	-	-
	308	3,521	-	587
	49,761	42,734	83,850	25,585

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES

As of December 31, 2013, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2012.

In 2013, Logística de Químicos del Sur S.A.C. (hereinafter LQS) and Sistemas SEC SA (hereinafter SEC) was de-consolidated from the Group and is recorded as an equity method investment as of December 31, 2013. The effect of this transaction on total assets and total shareholders ‘equity is not material to the financial statements for any periods presented.

The movement of our investments in associates for the year ended December 31, 2013 and the year ended December 31, 2012 is as follows:

	At December	At December
	31, 2012	31, 2013
	S/.000	S/.000

Beginning balance	25,953	37,446
Acquisition and/or contributions received	15,128	10,598
Share of the profit and loss in associates under the equity method of accounting	604	33,562
Sale of investment	-	(6,683)
Dividends received	(2,057)	(4,687)
LQS Investment	-	7,408
SEC Investment	-	9,379
Other	(2,182)	2,302
	37,446	87,976

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets
	S/.000	S/.000

At January 1, 2012	686,913	317,797
Additions	405,973	39,257
Acquisition of subsidiary - net	95,514	175,865
Transfers, disposals and adjustments	(55,853)	43,674
Deductions for sale of assets	(22,259)	-
Depreciation, amortization and impairment charges	(172,195)	(71,485)
Net cost at December 31, 2012	938,093	505,108

At January 1, 2013	938,093	505,108
Additions	245,251	26,061
Acquisition of subsidiary - net	52,504	13,609
Transfers, disposals and adjustments	(54,007)	29,724
Deductions for sale of assets	(15,127)	-
Depreciation, amortization and impairment charges	(185,436)	(77,974)
Net cost at December 31, 2013	943,470)	496,527)

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

The property, plant and equipment and Intangible assets related to the acquisition of subsidiary net relates acquisition made by GyM of DSD Construcciones y Montajes S.A.  (Stracon GyM S.A. for the year ended December 31, 2012)

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were construction, electro-mechanical, engineering services and sale of IT equipment and services.

Goodwill by cash-generating units as of December 31, 2013 is broken down as follows:

S/.000

Construction - Engineering	53,654
Construction - Mining services	13,366
Construction - Electromechanical	20,737
Information goods and services	4,172
92,129

Management has tested impairment of its cash-generating units to which goodwill is allocated at December 31, 2013 applying criteria similar to those performed as of December 31, 2012. As a result of this evaluation, no impairment adjustments were considered necessary.

12	BORROWINGS

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2012	2013	2012	2013	2012	2013
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000

Bank loans	501,692	514,228	337,196	351,782	164,496	162,446
Finance leases	343,782	281,594	115,623	105,114	228,159	176,480
Total debt	845,474	795,822	452,819	456,896	392,655	338,926

a)   Bank loans obtained in 2013 -

On February 27, 2013, the Company entered into a syndicated loan agreement which will be paid in seventeen quarterly installments from May 2014 to February 2018 with an annual interest of LIBOR (3 months) + 4.25%, up to a maximum of U.S. $ 150 million (S /. 417.0 million), with a set of twelve financial local and foreign institutions.

As of April 26, 2013, the company has received US $ 150 million (S /. 417.0 million) funds, which were intended to repay a short-term loan to BBVA Continental of US $ 60 million (equivalent to S/.155.3 million) and financing activities of the subsidiary GyM Ferrovías S.A.

On September 27, 2013, the Financial Management agreed to pay the entire syndicated loan.

b)   Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount current and
	non-current portion		Fair value
	As of December 31,		As of December 31,
	2012	2013	2012	2013
	S/.000	S/.000	S/.000	S/.000

Loans from multilateral organizations	47,815	42,599	50,567	44,384
Other loans	797,659	753,223	828,208	642,842
	845,474	795,822	878,775	687,226

Fair values are based on the cash flows discounted by using borrowing rates ranging from 4.1% to 8.05%. It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	OTHER PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At December
	31, 2012	31, 2013
	S/.000	S/.000

Current portion	11,312	8,895
Non-current portion	51,315	45,508
	62,627	54,403

The movement of this item for the twelve-month period ended December 31, 2012 and 2013 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total
	S/.000	S/.000	S/.000	S/.000		S/.000

At January 1, 2012	6,700	24,466	102,776	-	-	133,942
Additions	4,680	-	-	4,897	-	9,577
Additions from business combinations	-	11,130	-	-	-	11,130
Reclassifications	-	(24,466)	-	-	-	(24,466)
Write-offs	-	-	(67,556)	-	-	(67,556)
At December 31, 2012	11,380	11,130	35,220	4,897	-	62,627

Additions	2,036	-	-	154	12,868	15,058
Transfer from intangibles	-	-	-	-	6,728	6,728
Additions from business combinations	-	815	-	-	-	815
Write-offs	(882)	-	(13,674)	-	-	(14,556)
Payments	(320)	-	-	(199)	(15,750)	(16,269)
At December 31, 2013	12,214	11,945	21,546	4,852	3,846	54,403

As of January 1,  2012, contingent liabilities were maintained with CAM Chile and affiliates for services to be billed of  S/.12.9 million and statutory bonuses and other worker benefits amounting to S/.11.5 million, which as of December 31, 2012 became executable, and therefore, they were reclassified to other accounts payable.

Write-offs for the year ended December 31, 2013 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to the 2011 acquisition of CAM Chile and affiliates of S/. 13.6 million (S/. 67.5 million in 2012).

14	EQUITY

As of December 30, 2013 and December 31, 2012, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares (558,284,190 common shares at December 31,12) at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings and as a result capital increased from S/.390,798,933 to S/.558,284,190. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, by resolution of General Meeting of March 26, 2013, as well as agreements adopted at meetings of the Board May 30, July 23 and August 22 of 2013, it was agreed the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284.190 to S/.660,053.790.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674.420 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4, 095.180 common shares and ADS’s 819.036 (issued at 5 shares per ADS rate).

At December 31, 2013, a total of 265,877,310 shares are represented at ADSs (equivalent to 53,175,462 ADSs at 5 shares per ADS).

15	EXPENSES BY NATURE

For the years ending December 31 this item comprises the following:

	Cost of services	Administrative
	and goods	expenses	Total
	S/.000	S/.000	S/.000

2012:
Purchase of goods	252,186	-	252,186
Personnel charges	1,458,715	125,558)	1,584,273
Services provided by third-parties	1,389,371	51,378)	1,440,749
Taxes	7,238	863)	8,101
Other management charges	292,740	52,425)	345,165
Depreciation	159,526	13,492)	173,018
Amortization	60,517	10,968)	71,485
Impairment (inventories and accounts receivable)	11,192	2,496)	13,688
Variation of inventories	888,334	-	888,334
	4,519,819	257,180)	4,776,999
2013:
Purchase of goods	212,819	-	212,819
Personnel charges	1,527,148	169,469	1,696,617
Services provided by third-parties	1,513,131	94,528	1,607,659
Taxes	8,932	1,377	9,545
Other management charges	533,544	72,413	605,958
Depreciation	174,900	12,528	187,428
Amortization	66,841	11,133	77,974
Impairment of inventories and accounts receivables	2,349	-	3,113
Variation of inventories	922,992	344	923,336
	4,962,656	361,792	5,324,448

16	CONTINGENCIES, COMMITMENTS AND GUARANTEES

As of December 31, 2013, total  contingencies amounted S/.29.8 million, the commitments and guarantees as of December 31, 2013 amounted US$84.3 million and US$743.8 million.

17	DIVIDENDS

Dividends from the year ended December 31, 2012, of S/.0.156 per share totaling S/. 86,986,244 were approved at the General Shareholders’ meeting held on March 26, 2013. The interim financial statements reflect dividends paid as of December 31, 2013.

Dividends from the year ended December 31, 2011, of S/.0.155 per share totaling S/ .86,722,434 were approved at the General Shareholders’ meeting held on March 30, 2012. The interim financial statements reflect dividends paid as of December 31, 2012.

For the year ended December 31, 2013, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.27.0 million (S/.14.9 million for the same period of 2012).

18	BUSINESS COMBINATION

Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired the control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential, as in Chile, and in attractive industries, such as mining and energy.

The following tables summarize the consideration paid for DSD, the fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

Recognized amounts of identifiable assets
acquired and liabilities assumed

	S/.000	US$000

Cash and cash equivalents	15,530	5,562
Trade accounts receivable	74,502	26,684
Accounts receivable from related entities	6,605	2,366
Prepaid expenses	1,031	369
Investments	2,608	935
Property, plant and equipment	52,504	18,805
Intangibles	5,741	2,056
Deferred income tax	2,192	785
Trade accounts payable	(5,328)	(1,908)
Other accounts payable	(38,679)	(13,854)
Contingent liability	(815)	(292)
Deferred income tax	(4,187)	(1,500)
Fair value of net assets	111,704	40,008

Non-controlling interest (14.05%)	(15,701)	(5,624)
Goodwill	7,868)	2,802
Total paid for acquisition	103,872)	37,186

Cash payment for the acquisition	103,872	37,186
Cash and cash equivalent of the acquired subsidiary	(15,530)	(5,562)
Direct cash outflow from acquisition	88,342	31,624

Acquisition related costs of S/.0.65 million have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2013.

Revenue and results generated for the period between the date of acquisition to December 31, 2013 were S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.182.68 million and S/.10.15 million, respectively.